Simpson Thacher & Bartlett llp

425 lexington avenue new york, ny 10017-3954
______________

telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number	E-mail Address

December 16, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beech, Jacqueline Kaufman

Re:	Acamar Partners Acquisition Corp. Registration Statement on Form S-4 Filed October 29, 2020 File No. 333-249723

Ladies and Gentleman:

On behalf of Acamar Partners Acquisition Corp. (the “Registrant”) we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 25, 2020 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement that reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement. Capitalized terms used but not defined have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-4 Filed on October 29, 2020

Proxy Statement / Prospectus, page i

1.	To provide context to the disclosure regarding the terms of the business combination and the impact of redemption by holders of public common shares in Acamar Partners, please disclose the total number of public shares issued, the number of shares that can be redeemed without impacting the ability to consummate the merger, and the current number of public shares outstanding.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Acamar Partners Notice of the Special Meeting of Stockholders and on pages x-xi and 3-4 of Amendment No. 1 to include the requested disclosure.

BEIJING	HONG KONG	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington, D.C.

Luis Solorzano Acamar Partners Acquisition Corp.		Simpson Thacher & Bartlett llp
	-2-	December 16, 2020

2.	Referencing the PIPE Investment in conjunction with the merger transaction, please disclose the number of shares to be issued, their price, and the proceeds raised and clarify the need for these additional funds in order to meet the minimum cash and cash equivalents requirement of $175 million that is a required condition in order to consummate the merger.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Acamar Partners letter to stockholders and on pages x and 3 of Amendment No. 1 to include the requested disclosure.

What happens if the merger is not completed?, page x

3.	Please revise to describe the terms of the non-solicitation provisions and restrictive covenants, and the potentially adverse consequences to CarLotz’s business during pendency of the transaction and if the merger is not consummated.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page xi of Amendment No. 1 to include the requested disclosure.

Summary, page 1

4.	Please provide the information required by Item 3(g) of Form S-4 in the Summary section.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Market Price Information section to include disclosure in columnar form and has moved the section into the Summary section on pages 26-27 of Amendment No. 1.

5.	Please disclose the percentage ownership in the company following the business combination by the various stakeholders, such as Acamar’s public stockholders, Acamar’s Initial Stockholders, CarLotz’ common stockholders, CarLotz’s preferred shareholder and the Subscribers to the PIPE financing.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages x-xi and 3-4 of Amendment No. 1 to include the requested disclosure.

Luis Solorzano Acamar Partners Acquisition Corp.		Simpson Thacher & Bartlett llp
	-3-	December 16, 2020

Stock Ownership of CarLotz Directors and Executive Officers, page 7

6.	We note that you have provided disclosure comparing the percent of outstanding shares entitled to vote held by CarLotz directors, executive officers and their affiliates, and the vote required for approval of the proposed transaction by CarLotz. Please provide comparable disclosure in regards to Acamar Partners. Refer to Item 3(h) of Form S-4.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 9 of Amendment No. 1 to include the requested disclosure.

Comparative Per Share Information, page 23

7.	Please provide the historical book value per share information at the balance sheet dates and income (loss) from continuing operations per share for CarLotz, Inc. for the periods ended June 30, 2020 and December 31, 2019. Refer to the instructions to Item 3(f) of Form S-4 and Item 301 of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 24 and 25 of Amendment No. 1 to include basic and diluted net income (loss) attributable to common stockholders per share, which is the equivalent of income (loss) from continuing operations per share, and historical book value per share.

8.	The weighted average Class A shares outstanding, basic and diluted, and the weighted average Class B shares outstanding, basic and diluted, for the year ended December 31, 2019 for Acamar Partners as disclosed on page 23 do not agree to the amounts reflected in the selected financial data for this entity on page 20. Please reconcile and revise these disclosures.

Response: In response to the Staff’s comment, the Registrant has revised the amounts for the year ended December 31, 2019 as disclosed on pages 23 and 25 of Amendment No. 1 to agree to the amounts reflected in the selected financial data for the Registrant on page 20.

Unaudited Pro Forma Combined Financial Information
Description of the Transactions, page 58

9.	Please revise to disclose the material terms of the merger agreement including the number of common shares and the related cash consideration to be issued by Acamar Partners for each outstanding share of CarLotz common and preferred stock. Also, please disclose the terms and future financial impact of the contingent consideration in the form of Earnout Shares, which may become payable to the CarLotz shareholders pursuant to the merger agreement. Your revised disclosures should clearly explain your planned accounting treatment for the Earnout Shares in the event they are required to be issued.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 64-65 and 66 of Amendment No. 1 to include the requested disclosure with respect to the material terms of the merger agreement and the terms and future financial impact of the Earnout Shares, including the planned accounting treatment and has revised the pro forma balance sheet and notes to include an adjustment for the Earnout Shares on pages 69 and 71. Please see below for the Staff's consideration a detailed explanation of the considerations undertaken in determining the planned accounting treatment for the Earnout Shares.

As described in Amendment No. 1, the merger will be accounted for as a reverse recapitalization in accordance with U.S. GAAP.  The criteria in ASC 805-10-55-10 and 55-15 were evaluated to arrive at the conclusion of reverse recapitalization. This determination was primarily based on CarLotz’ existing stockholders expecting to have the greatest voting interest in the combined entity under the no and maximum redemption scenarios, with an approximately 55.4% and 71.5% voting interest, respectively, expecting the largest individual minority stockholder of New CarLotz to be an existing stockholder of CarLotz, CarLotz’ senior management comprising the senior management of New CarLotz, the relative size of CarLotz compared to Acamar Partners and CarLotz’ operations comprising the ongoing operations of New CarLotz.

The following U.S. GAAP requirements were considered in accounting for the earnouts:

ASC 480, Distinguishing Liabilities from Equity (“ASC 480”);

ASC 815, Derivatives and Hedging, (“ASC 815”); and

ASC 805, Business Combinations.

As indicated above, the merger will be accounted for as a reverse recapitalization, which is, in substance, a capital transaction rather than a business combination. That is, the transaction is equivalent to the issuance of shares by CarLotz (i.e., a private operating company) for the net monetary assets of Acamar Partners (i.e., a public shell company) accompanied by a recapitalization.

Therefore, the accounting for the Earnout Shares arrangement does not fall under ASC 805 because the Earnout Shares are payable to the CarLotz equityholders (i.e., the accounting acquirer in the merger). The Earnout Shares, which are payable to the CarLotz equityholders on a pro rata (as-converted-to-CarLotz-common stock) ownership basis, are viewed as an in-substance dividend to the CarLotz equityholders that is contingent upon the achievement of certain share price metrics.

Luis Solorzano Acamar Partners Acquisition Corp.		Simpson Thacher & Bartlett llp
	-4-	December 16, 2020

The accounting for the Earnout Shares was first evaluated under ASC 480 to determine if the arrangement should be classified as a liability. As part of that analysis, it was determined that the Earnout Shares are freestanding and not liability classified. It was next evaluated whether the Earnout Shares represent a derivative instrument pursuant to ASC 815. Paragraph ASC 815-10-15-74(a) states that a reporting entity shall not consider contracts that are both (a) indexed to an entity’s own stock and (b) classified in stockholders equity in its statement of financial position to be derivative instruments. In order to conclude that the Earnout Shares meet this scope exception and whether they should be accounted for as equity under ASC 815-40, it was evaluated whether the Earnout Shares meet both of these requirements. The merger agreement contains a change in control provision that could impact the settlement of the Earnout Shares and therefore results in the Earnout Shares being classified as a liability pursuant to ASC 815. The fair value of the Earnout Shares has been reflected in the unaudited pro forma combined financial information.

As the merger is accounted for as a reverse recapitalization, the issuance of the Earnout Shares to CarLotz’ equityholders, on a pro rata (as-converted-to-CarLotz-common stock) ownership basis, would be accounted for as an equity transaction (as a deemed dividend) if the contingency is met. As stated above, the Earnout Shares are classified as a liability under ASC 815, so changes in the fair value of the Earnout Shares in future periods will be recognized in the statement of operations.

Pro Forma Adjustments to the Unaudited Combined Balance Sheet, page 63

10.	Refer to footnote (6) - Please revise note (6) to disclose how you calculated or determined the number of shares of New CarLotz common shares to be issued in connection with the merger transaction, the amount of the payment to be made to redeem the redeemable convertible preferred stock in the amount of $36,931 and the cash payment of $33,000 to be made to the CarLotz shareholders. Also, please disclose the conversion terms associated with the outstanding convertible note payable and stock warrants in the amount of $3,415 that are being converted in connection with the merger transaction.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 71 of Amendment No. 1 in note (6) to include the requested disclosure in the first sentence of the Staff’s comment and has revised the disclosure on page 65 to include the requested disclosure in the second sentence of the Staff’s comment.

Unaudited Pro Forma Combined Statement of Operations, page 64

11.	Please revise the column reflecting CarLotz’s results of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 to disclose the Company’s redeemable convertible preferred stock dividends, net loss attributable to common stockholders, net loss attributable to common stockholders per share, basic and diluted, and the weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted. To the extent that dividends on convertible preferred stock will cease as a result of the merger, please revise to eliminate these dividends through a pro forma adjustment.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 73, 74 and 75 of Amendment No. 1 to include the requested disclosure.

12.	The weighted average Class A and Class B shares, basic and diluted, for Acamar Partners for the year ended December 31, 2019 do not agree to the amounts reflected in this entity’s consolidated statement of operations on page F-58. Please reconcile and revise these disclosures. If these differences are due to your reflection of these shares as outstanding for all of 2019, please reflect the difference resulting from this factor in the pro forma adjustments column.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 74 of Amendment No. 1 to agree to the amounts reflected in the statement of operations.

Pro Forma Adjustments to the Unaudited Combined Statements of Operations, page 66

13.	Your disclosure on page 95 indicates you will pay a transaction bonus of $1.5 million to CarLotz’s management contingent upon successful completion of the merger transaction. As the payment of this bonus appears to be non-recurring, directly attributable to the merger transaction and factually supportable, please revise to include a pro forma adjustment to your pro forma combined balance sheet giving effect to this required payment or explain why this is not required.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 69-71 of Amendment No. 1 to include the requested disclosure.

Luis Solorzano Acamar Partners Acquisition Corp.		Simpson Thacher & Bartlett llp
	-5-	December 16, 2020

Detailed chronology of events, page 77

14.	We note your disclosure that the business combination transactions with other potential SPACs were ultimately not pursued. Please expand your disclosure in regards to CarLotz’s Board of Directors to discuss in greater detail these other potential targets, including their material attributes and the reasons they were not pursued.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 90 and 91-92 of Amendment No. 1 to include the requested disclosure.

15.	We note your disclosure that the Boards of Directors of both Acamar Partners and CarLotz did not obtain fairness opinions in connection with the business combination. Please expand your disclosure, where applicable, to include the processes employed by the Boards of Directors of both Acamar Partners and CarLotz to assess the value of the potential transactions outlined in this section, including how each Board determined that the final valuation, and consideration to be received in the transaction, was fair.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages xiii and 101 of Amendment No. 1 to include the requested disclosure.

Clarity to the Distribution of the Merger Consideration, page 88

16.	Please provide a more detailed description of the difference between the Existing CarLotz Charter and Shareholder’s Agreement and the proposed charter amendment with respect to the amount to be received by holders of CarLotz preferred stock in the merger and why the Board of Directors of CarLotz believes the charter amendment is in the best interests of CarLotz and its stockholders, including the common stockholders.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages xx, 82, 99 and 107-108 of Amendment No. 1 to include the requested disclosure.

Proposal No. 11 - The Incentive Plan Proposal
New Plan Benefits, page 132

17.	Your disclosure on page 132 indicates that you plan to grant equity awards to certain members of management in connection with the merger. As the issuance of these equity grants appears to be directly attributable to the planned merger, factually supportable and potentially appears to have a continuing impact to the Company’s results of operations, please revise your pro forma statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 to include pro forma adjustments giving effect to these equity grants. Alternatively, please explain why you do not believe this is required.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 73, 74 and 75 of Amendment No. 1 to include the requested disclosure.

Luis Solorzano Acamar Partners Acquisition Corp.		Simpson Thacher & Bartlett llp
	-6-	December 16, 2020

Employees, page 146

18.	Please revise your disclosure to state the number of full-time and part-time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 162 of Amendment No. 1 to include the requested disclosure.

Since inception, CarLotz has generally operated at a loss for most periods, page 161

19.	Please revise your disclosure in this paragraph to clarify whether you will need to raise funds in addition to the funds from the PIPE investment to carry out your planned expansion. Please also balance the disclosure in this paragraph with the risk factor on page 34, “We may require additional debt and equity capital to pursue our business objectives…”

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 177 of Amendment No. 1 to include the requested disclosure.

Internal Control Over Financial Reporting, page 164

20.	You disclose that your internal control over financial reporting (ICFR) was not effective at December 31, 2019 and 2018 due to the identification of a material weakness. In addition to management’s assessment of the effectiveness of ICFR, please disclose whether there were any changes in ICFR for the year ended December 31, 2019.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 181 of Amendment No. 1 to include the requested disclosure.

Executive Compensation
Discussion and Analysis, page 182

21.	Your disclosure on page 182 indicates that you pay an affiliate of your Sponsor a total of $37,000 per month for office space, administrative support and salaries to be paid to employees of the affiliate for due diligence and related services in connection with the search for a target company. We also note that upon completion of your initial business combination, you will cease paying these monthly fees. Given that the termination of these fees appears to be directly attributable to the merger transaction, factually supportable and is expected to have a continuing impact to your results of operations, please revise your pro forma statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2020 to include pro forma adjustments giving effect to the elimination of these expenses.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 73-75 of Amendment No. 1 to include the requested disclosure.

Luis Solorzano Acamar Partners Acquisition Corp.		Simpson Thacher & Bartlett llp
	-7-	December 16, 2020

Security Ownership of Certain Beneficial Owners and Management of New CarLotz, page 188

22.	Please revise this section to include comparable disclosure for directors, officers and 5% holders of CarLotz securities before and after giving effect to the business combination. Please also include appropriate footnote disclosure regarding voting or investment power for security holders. Refer to Instruction 2 to Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 205-211 of Amendment No. 1 to include the requested disclosure.

Exclusive Forum, page 204

23.	We note that your forum selection provision designates the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 59-60 and 228 of Amendment No. 1 to include the requested disclosure.

Certain Relationships and Related Party Transactions, page 212

24.	Please revise your disclosure to include a description of the affiliates of CarLotz and Acamar Partners that have committed to participate in the PIPE transaction.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 235 and 236 of Amendment No. 1 to include the requested disclosure.

Acamar Partners Acquisition Corporation Unaudited Condensed Financial Statements
For the Periods Ended June 30, 2020 and 2019
Notes to Condensed Financial Statements
Note 8. Subsequent Events, page F-90

25.	Please update your disclosure of subsequent events through the date of the proposed merger transaction with CarLotz, Inc. Refer to ASC 855-10-50-2.

Response: The Registrant respectfully advises the Staff that the updated interim financial statements through September 30, 2020 included in Amendment No. 1 reflect a subsequent events cut-off date that is subsequent to the execution of the merger agreement as reflected on pages F-89-F-91 of Amendment No. 1.

Luis Solorzano Acamar Partners Acquisition Corp.		Simpson Thacher & Bartlett llp
	-8-	December 16, 2020

Exhibits

26.	We note that your exhibit index does not reference certain required exhibits. Please confirm you intend to file a specimen stock certificate for New CarLotz, employment agreements with the named executive officers of New CarLotz, forms of award agreements under the 2020 Incentive Plan, the New CarLotz Stockholder Agreement, and the form of written consent for CarLotz stockholders, or tell us why you believe these exhibits do not need to be filed.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages II-2 through II-5 of Amendment No. 1 to include the required exhibits.

27.	We note that Section 11(n) of your Form of Subscription Agreement contains a provision stating that “[E]ach party hereto hereby waives any right to a jury trial in connection with any litigation pursuant to this subscription agreement and the transactions contemplated hereby.” Please amend your filing to clearly disclose whether this provision applies to federal securities law claims, and amend your risk factor disclosure accordingly. Also, provide a discussion describing the main aspects of this provision, the risks of the provision or other impacts on shareholders, any uncertainty about enforceability, and whether or not the provision applies to purchasers in secondary transactions. If this provision is not intended to apply to federal securities law claims, amend your subscription agreement to state the same, or tell us how you will inform future investors of this limitation.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 61-62 and 126 of Amendment No. 1 to include additional disclosure.

*****

Very truly yours,

/s/ Jaime Mercado
Jaime Mercado